[JONES DAY LETTERHEAD]

July 23, 2012

Mr. Andrew Mew
Accounting Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mailstop 3561
Washington, D.C.  20549

Re:       Macy’s, Inc.
Form 10-K for the Fiscal Year Ended January 28, 2012
Filed March 28, 2012
Response Dated June 18, 2012
File Number 1-13536

Dear Mr. Mew:

On behalf of Macy’s, Inc. (the “Company”), we are writing to respond to your letter dated July 13, 2012 containing the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in regard to the above-referenced filing (the “Form 10-K”) and letter, dated June 18, 2012, from Jones Day, which set forth the responses of the Company to the comments of the Staff.

The Company’s responses to the comments presented in your letter are set forth below.  We have included the text of the Staff’s comments preceding the Company’s responses.

Note 4.  Inventories, page 14

1.                  We note your response to prior comment 3.  Please address the following additional comments.

•     Explain to us how your FIFO RIM inventory costs represent market in your situation. Provide us the turnover condition of the various types of inventory. Note that market should not exceed the net realizable value and should not be less than net realizable value reduced by a normal profit margin. Refer to ASC 330-10-20.

Response:  Under the retail inventory method, inventory is initially stated at its current retail selling value and is then reduced to an amount that is representative of cost by applying average cost to retail ratios (i.e., costs of inventory divided by current retail selling values of inventory) based on beginning inventory and fiscal year purchase activity.  Markdowns are excluded from the calculation of the average cost to retail ratios.  The average cost to retail ratios are applied to the retail values of the markdowns and recognized in cost of sales to reduce the cost basis of inventory.  The carrying value of inventory derived from the use of the retail inventory method approximates the lower of cost or market value with “market” value conforming to the parameters set forth in ASC 330-10-20.

Information regarding the Company's inventory turnover performance, together with information regarding the Company' inventory aging policy (which ensures that markdowns are taken on a timely basis to liquidate inventory), is being provided to the Staff on a confidential and supplemental basis concurrently herewith.  These performance and policy factors ensure that market value does not exceed net realizable value and is not less than net realizable value reduced by a normal profit margin.

•     If FIFO inventory costs represent market in your situation, reconcile for us your statement in the prior response letter dated June 4, 2012 that low inflation resulted in LIFO costs being equal to FIFO costs rather than during a deflationary cost environment as you indicated in your current response.

Response:  The Company did not intend to suggest that the calculation of inventory values using the LIFO method are not affected by whether inflationary or deflationary environments exist, or that LIFO costs are always equal to FIFO costs.  Rather, it was the Company’s intent to communicate that, for financial reporting purposes with respect to the relevant historical periods, its LIFO costs were equal to its FIFO costs and its use of LIFO had no impact on its cost of sales.  Specifically, for the relevant historical periods for the Company, low inflation and deflation have both resulted in the LIFO value of inventory being greater than the FIFO value of inventory.  The reason for this result occurring in a low inflationary environment (which in the abstract might produce a contrary result) is due to the significant amount by which the calculated cost of LIFO inventory exceeded the recorded FIFO inventory balance calculated under the retail inventory method due to the Company’s use of historical base years for LIFO and the cumulative effect of the deflationary environment that has generally prevailed since the establishment of such base years, such that no LIFO charge was required to be recorded.  And, in order to state inventory at the lower of cost or market, the FIFO value of inventory was presented for financial reporting purposes.

•     It appears that you maintain the inventory books and records using FIFO inventory method and that you adjust FIFO to LIFO inventory costs only when FIFO is higher than LIFO during an inflationary cost environment. In that regard, explain to us why you believe you apply LIFO inventory method when it appears you apply FIFO inventory method in substance in your situation. We note your statement that LIFO inventory method does not affect costs of sales.

Response:  The Company historically made the accounting policy election to account for its inventory using the LIFO method, and has not subsequently changed this election.  Under the retail inventory method, inventory is converted to cost on both FIFO and LIFO bases.  The difference between the calculated value of inventory under the FIFO and LIFO bases generates either a recorded LIFO reserve (i.e., where FIFO value exceeds the LIFO value) or an unrecorded negative LIFO reserve (i.e., where the LIFO value exceeds the FIFO value).  In the latter case, in order to ensure that inventory is reported at the lower of cost or market and in accordance with ASC 330-10, the Company does not increase the stated value of its inventory to the LIFO value.

•     Please revise your proposed disclosure by including the substance of the response regarding how your inventory accounting works.

Response:  Footnote 1 to the audited financial statements included in the Form 10-K includes the following disclosure with respect to how the Company’s inventory accounting works:

Merchandise inventories are valued at lower of cost or market using the last-in, first-out (LIFO) retail inventory method. Under the retail inventory method, inventory is segregated into departments of merchandise having similar characteristics, and is stated at its current retail selling value. Inventory retail values are converted to a cost basis by applying specific average cost factors for each merchandise department. Cost factors represent the average cost-to-retail ratio for each merchandise department based on beginning inventory and the fiscal year purchase activity. The retail inventory method inherently requires management judgments and estimates, such as the amount and timing of permanent markdowns to clear unproductive or slow-moving inventory, which may impact the ending inventory valuation as well as gross margins.

In future filings, which will reflect then-current circumstances, the Company proposes to enhance the disclosure that appears in Footnote 4 to the audited financial statements included in the Form 10-K in a manner similar to the following:

Merchandise inventories were $5,117 million at January 28, 2012, compared to $4,758 million at January 29, 2011.  The application of the LIFO method did not impact cost of sales for 2011, 2010 or 2009. While the application of the LIFO method has not impacted costs of sales in recent periods, if significant and prolonged product cost inflation is experienced in the future, the Company could be required to record LIFO charges to reduce the carrying values of its inventories, which would have the effect of increasing its cost of sales.

•     We note your assertion that the inventory is stated at the lower of cost or market (LOCOM) which approximates FIFO. Please explain whether the retail prices used in the FIFO RIM method are adjusted to consider coupon amounts. If coupons are not considered, please explain to us why. It appears the coupon amounts should be considered in the determination of the retail prices when calculating inventory costs using the FIFO RIM method.

Response:  The Company records markdowns resulting from the use of coupons at the point of sale when the coupons are presented by the customer.  Coupons are not reflected in the current retail selling prices of the items of merchandise held in inventory that they may be used to purchase (which forms the basis for the application of the retail inventory method to such items of merchandise).  The Company believes that this approach is appropriate for a variety of reasons, including that its coupons: (1) are rarely ever product specific (and, accordingly, cannot be correlated to specific items of merchandise held in inventory prior to their use), and (2) have expiration dates (and, accordingly, do not represent permanent reductions in the value of the items of merchandise held in inventory that they may be used to purchase).

*       *       *       *       *       *       *

The Company hereby acknowledges that:

•                     The Company is responsible for the adequacy and accuracy of the disclosures in the filing;

•                     Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                     The Company may not assert the action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that this letter has responded fully to the Staff’s remaining comments in relation to the Company’s inventory accounting and disclosures.  If that is not the case, the Company would appreciate the opportunity to discuss with the Staff any remaining comments prior to engaging in any further correspondence on these topics.

If you have any questions regarding the foregoing, please do not hesitate to contact me at (214) 969‑3704, or by facsimile at (214) 969‑5100.  Thank you for your consideration.

Very truly yours,

/s/ Mark E. Betzen

Mark E. Betzen

cc:        Scott Stringer, United States Securities and Exchange Commission

            Karen M. Hoguet, Macy’s, Inc.

            Dennis J. Broderick, Macy’s, Inc.

            Linda J. Balicki, Macy’s, Inc.

            Joel A. Belsky, Macy’s, Inc.

            Scott Flynn, KPMG LLP